SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Cyren Ltd.

(Name of Issuer)

Ordinary Shares, nominal value NIS 0.15 per share

(Title of Class of Securities)

M25596202

(CUSIP Number)

Robert B. Knauss

General Counsel and Managing Director

Warburg Pincus LLC

450 Lexington Avenue

New York, New York 10017

(212) 878–0600

(Name, Address and Telephone Number of Person Authorized to Notices and Communications)

Copy to:

Dvir Oren, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

+1 (214) 215-1909

December 26, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 24 Pages
CUSIP NO. M25596202

1.	Names of Warburg Pincus Reporting Persons. WP XII Investments B.V.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.

Page 3 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. WP XII Investments Coöperatief U.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Netherlands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 4 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,998,992
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,998,992
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,998,992
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 5 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,463,277
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,463,277
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,463,277
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 6 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,306,622
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,306,622
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,306,622
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 7 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-B (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 3,565,034
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 3,565,034
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,565,034
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.2%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 8 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-D (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 512,837
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 512,837
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 512,837
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 9 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus Private Equity XII-E (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,926,952
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,926,952
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,926,952
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 10 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,854,380
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,854,380
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,854,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 3.7%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 11 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. WP XII Partners (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 958,639
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 958,639
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 958,639
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 12 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization New York
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 13 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.* Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 14 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Cayman) XII GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 15 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus Partners II (Cayman), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 16 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Warburg Pincus (Bermuda) Private Equity GP Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Bermuda
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 17 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Charles R. Kaye
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

Page 18 of 24 Pages
CUSIP NO. M25596202

1.	Names of Reporting Persons. Joseph P. Landy
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number Of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 27,586,733
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 27,586,733
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,586,733
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 55.4%(1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 49,838,418 ordinary shares outstanding as of November 15, 2017 (excluding ordinary shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.
*	Each Reporting Person (other than WP XII Investments B.V.) disclaims beneficial ownership (within the meaning of Rule 13d-3 of the Exchange Act) of such shares except to the extent of his or its pecuniary interest therein.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Original Schedule 13D filed with the SEC on November 16, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 22, 2017 (the “Amendment No. 1” and, together with the Original Schedule 13D and Amendment No. 2, the “Schedule 13D”). The Schedule 13D relates to the ordinary shares, nominal value NIS 0.15 per share (the “Ordinary Shares”), of Cyren Ltd., a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

This Amendment No. 2 amends Item 3 of the Original Schedule 13D to add the following:

On December 26, 2017, WP XII Investments accepted for purchase, in accordance with the terms of the Tender Offer, 16,991,212 Ordinary Shares that were validly tendered and not validly withdrawn prior to expiration of the Tender Offer at 10:00 a.m., New York time, or 5:00 p.m., Israel time, on December 24, 2017 (the “Expiration Time”). Payment for such Ordinary Shares has been made in accordance with the terms of the Tender Offer, for an aggregate purchase price of approximately $42,478,030 to be paid with working capital of Warburg Pincus Reporting Persons.

Item 4. Purpose of Transaction

This Amendment No. 2 amends Item 4 of the Original Schedule 13D to add the following:

On November 20, 2017, WP XII Investments and certain of the Warburg Pincus Reporting Persons commenced a tender offer (the “Tender Offer”) to purchase up to 31,265,358 Ordinary Shares, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 20, 2017 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related letter of transmittal.

At the Expiration Time, 16,991,212 Ordinary Shares were validly tendered and not validly withdrawn pursuant to the Tender Offer. WP XII Investments has accepted for purchase in accordance with the terms of the Tender Offer 16,991,212 Ordinary Shares that were validly tendered and not validly withdrawn prior to Expiration Time, representing 34.1% of the issued and outstanding Ordinary Shares of the Company’s ordinary shares as of November 15, 2017 (excluding Ordinary Shares to be issued upon conversion of the convertible notes). Payment for such Ordinary Shares has been made in accordance with the terms of the Tender Offer.

Item 5. Interest in Securities of the Issuer

Item 5(a)-(c) is hereby amended and restated to read as follows:

(a) The percentages used herein are calculated based upon the 49,838,418 Ordinary Shares outstanding as of November 15, 2017 (excluding Ordinary Shares to be issued upon conversion of the convertible notes), based on the Company’s Notice of Annual Meeting and Proxy Statement filed on a Form 6-K on November 17, 2017.

WP XII Investments is the direct owner of 27,586,733 Ordinary Shares, representing approximately 55.4% of the outstanding Ordinary Shares. Due to their respective relationships with WP XII Investments and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 27,586,733 Ordinary Shares. Each of the Warburg Pincus Reporting Persons (with the exception of WP XII Investments) disclaim beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of all of the Ordinary Shares, except for any pecuniary interest therein.

(b) Each of the Warburg Pincus Reporting Persons is deemed to share with WP XII Investments the power to vote or to direct the vote and to dispose or to direct the disposition of the number of Ordinary Shares (and percentage of the number of outstanding Ordinary Shares) set forth opposite its name below:

WP XII Investments B.V.	27,586,733	(55.4%)
WP XII Investments Coöperatief U.A.	27,586,733	(55.4%)
Warburg Pincus (Callisto) Private Equity XII (Cayman), L.P.	4,998,992	(10.0%)
Warburg Pincus (Europa) Private Equity XII (Cayman), L.P.	5,463,277	(11.0%)
Warburg Pincus (Ganymede) Private Equity XII (Cayman), L.P.	7,306,622	(14.7%)
Warburg Pincus Private Equity XII-B (Cayman), L.P.	3,565,034	(7.2%)
Warburg Pincus Private Equity XII-D (Cayman), L.P.	512,837	(1.0%)
Warburg Pincus Private Equity XII-E (Cayman), L.P.	2,926,952	(5.9%)
WP XII Partners (Cayman), L.P.	958,639	(1.9%)
Warburg Pincus XII Partners (Cayman), L.P.	1,854,380	(3.7%)
Warburg Pincus LLC	27,586,733	(55.4%)
Warburg Pincus (Cayman) XII, L.P.	27,586,733	(55.4%)
Warburg Pincus (Cayman) XII GP LLC	27,586,733	(55.4%)
Warburg Pincus Partners II (Cayman), L.P.	27,586,733	(55.4%)
Warburg Pincus (Bermuda) Private Equity GP Ltd.	27,586,733	(55.4%)

(c) Except for the transactions described in Items 3 and 4 above, no other transactions in the Ordinary Shares were effected by the Warburg Pincus Reporting Persons or any persons set forth on Schedule I to the Original Schedule 13D during the sixty days before the date of this Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment No. 2 amends Item 6 of the Original Schedule 13D to add the following:

The information provided in response to Item 4 above is incorporated herein by reference.

Item 7. Material to be filed as Exhibits

Exhibit A—Joint Filing Agreement, dated November 16, 2017, among the Warburg Pincus Reporting Persons, relating to the filing of a joint statement on Schedule 13D (incorporated by reference to Exhibit A to Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2017).

Exhibit B—Securities Purchase Agreement, dated November 6, 2017, between the Company and WP XII Investments (incorporated by reference to Exhibit B to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit C—Registration Rights Agreement, dated November 6, 2017, between the Company and WP XII Investment (incorporated by reference to Exhibit C to Schedule 13D filed with the SEC on November 16, 2017).

Exhibit D—Offer to Purchase, dated November 20, 2017 (incorporated by reference to Exhibit (a)(1)(A) of Schedule TO filed with the SEC on November 20, 2017).

20

Page 21 of 24 Pages
SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 29, 2017	WP XII INVESTMENTS B.V.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: December 29, 2017	WP XII INVESTMENTS CÖOPERATIEF U.A.

	By:	/s/ G.F.X.M Nieuwenhuizen
Name: G.F.X.M Nieuwenhuizen
Title: Managing Director A

	By:	/s/ Tara O’Neill
Name: Tara O’Neill
Title: Managing Director A

Dated: December 29, 2017	WARBURG PINCUS (CALLISTO) PRIVATE EQUITY XII (CAYMAN), L.P.
	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS (EUROPA) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

21

Page 22 of 24 Pages

Dated: December 29, 2017	WARBURG PINCUS (GANYMEDE) PRIVATE EQUITY XII (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29 2017	WARBURG PINCUS PRIVATE EQUITY XII-B (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS PRIVATE EQUITY XII-D (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS PRIVATE EQUITY XII-E (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Page 23 of 24 Pages

Dated: December 29, 2017	WARBURG PINCUS XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WP XII PARTNERS (CAYMAN), L.P.

	By:	Warburg Pincus (Cayman) XII, L.P., its general partner
	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS LLC

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS (CAYMAN) XII, L.P.

	By:	Warburg Pincus (Cayman) XII GP LLC, its general partner
	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS (CAYMAN) XII GP LLC

	By:	Warburg Pincus Partners II (Cayman), L.P., its sole member
	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	WARBURG PINCUS PARTNERS II (CAYMAN), L.P.

	By:	Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Page 24 of 24 Pages

Dated: December 29, 2017	WARBURG PINCUS (BERMUDA) PRIVATE EQUITY GP LTD.

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorized Signatory

Dated: December 29, 2017	CHARLES R. KAYE

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

Dated: December 29, 2017	JOSEPH P. LANDY

	By:	/s/ Steven G. Glenn
Name: Steven G. Glenn, Attorney-in-Fact*

*	The Powers of Attorney given by each of Mr. Kaye and Mr. Landy was previously filed with the U.S. Securities and Exchange Commission on July 12, 2016 as an exhibit to a beneficial ownership report on Schedule 13D filed by Warburg Pincus LLC with respect to WEX Inc.